EXHIBIT 3.1

AMENDMENT TO THE BYLAWS OF THE COMPANY

The following amendment to the Bylaws of Monmouth Real Estate Investment Corporation was adopted by the Board of Directors on and effective March 26, 2007:

Section 1 of Article II of the Company’s Bylaws is amended by deleting the first sentence thereof and inserting in lieu thereof the following:

The Corporation shall hold an annual meeting of its stockholders to elect directors and transact any other business within its powers at a convenient location and on proper notice, on a date and time set by the Board of Directors.